March 30, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549
Attention: Michele M. Andersen, Esq.

RE:	Consolidated Communications Illinois Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 27, 2005 File No. 333-121086

Dear Ms. Andersen:

     On behalf of Consolidated Communications Illinois Holdings, Inc. (the “Company”), we hereby enclose for your review Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-121086) (the “Registration Statement”) of the Company as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, pursuant to the Securities Act of 1933, as amended (the “Act”). An electronic version of the Registration Statement, revised in response to the comments of the Staff of the Commission (the “Staff”), has been concurrently filed with the Commission through the Commission’s EDGAR system.

     Enclosed herewith please find:

•	five revised clean copies of the Registration Statement;

•	five copies of the Registration Statement that have been marked to reflect all changes made since the filing of Amendment No. 1 to the Registration Statement on January 27, 2005;

•	a blacklined draft opinion of King & Spalding LLP; and

•	a copy of the Phase II investigation report referenced in the Company’s response to SEC comment 34.

     Set forth below are the Company’s responses to the Staff’s letter, dated February 11, 2005, relating to the Registration Statement. Each Staff comment is set forth in bold italics and is followed immediately by the Company’s response. Page number references are to pages in the Registration Statement.

Securities and Exchange Commission
March 30, 2005

Prospectus Summary, page 1

1.	You can safely delete the last sentence in the italicized paragraph, as you won’t need to define references to yourself and to other entities if your disclosure is clear.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 1.

2.	Revise the second paragraph on page 1 to clarify that your assertion that you were the 16th largest local telephone company in the U.S. is an estimate only, as indicated in your response to prior comment 9.

The Registration Statement has been revised to reflect the Staff’s comment and to reflect the Company’s belief that it was the 15th largest local telephone company in the United States as of December 31, 2004. Please see pages 1 and 87.

Summary Consolidated Pro Forma Financial and Other Data, page 7

3.	We note your response to comment 16 and refer to the reconciliation of net cash provided by operating activities to pro forma EBITDA presented on page 9. Revise the reconciliation of pro forma EBITDA to begin with historical cash flows from operations from the financial statements of Homebase Acquisition LLC.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 9.

Risk Factors, page 11

4.	Several of your risk factor headings are still so vague or generic that they could apply to any other issuer in any industry. See for example:

•	“We will be exposed to risks relating to evaluations of controls ...”; and

•	“We are subject to competition that could cause us to lose customers....”

Other captions continue to lack any specific reference to a risk to the company or its investors, such as:

•	“Our existing equity investors may have conflicts of interests with you or us in the future”;

•	“Because we are a holding company, we depend on our subsidiaries...” (Isn’t the risk ultimately an inability to pay dividends?);

•	“We expect that our cash income tax liability will increase in the future...”; and

•	“We are dependent on third party vendors for our information and billing systems.”

These are examples only. Please refer to prior comment 17 and revise your risk factor headings to provide more specific disclosure about the risks and how they relate to you, your business or your industry.

Securities and Exchange Commission
March 30, 2005

The Registration Statement has been revised to reflect the Staff’s comment. Please see the Risk Factors section beginning on page 12.

5.	Your response to prior comment 31 states that the license agreements for the use of information and billing systems are not material agreements pursuant to Item 601(b)(10). In light of your admission that the availability of these systems is material to the company, please advise us of the basis for the company’s belief. Did you mean to state that no one license on its own is material to the company?

The Company acknowledges that its information, billing and financial systems as a whole are vital to the Company’s ability to monitor and control costs (as with all similarly situated companies). Having said that, the Company does not believe that any one license agreement, if terminated, would have a material adverse effect on its results of operations or business. In addition, the Company has no reason to believe that any of its existing vendors would be unwilling to enter into a new license agreement with the Company. However, in the event the Company is unable to negotiate a new license agreement on acceptable terms, the Company believes that competitive products are available for each of the individual systems it currently licenses, and that these products could be implemented without a material disruption to its business. As a result, the Company does not believe that any individual license agreement constitutes a material contract as defined by Item 601(b)(10) of Registration S-K.

Dividend Policy and Restrictions, page 32

6.	Revise the presentation on page 32 so that the third paragraph added in response to prior comment 35 appears immediately after the first paragraph on that page.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 33.

7.	Disclose how Bank EBITDA is calculated, instead of referring to the definition presented in other sections of the document.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 34.

Estimated Minimum Bank EBITDA and Cash Available to Pay Dividends, page 34

8.	We note your response to comment 47. It is unclear when the entire $14 million was or will be spent. For example, you state that of the $14 million, $2.3 million was spent as of September 30, 2004 and that you expect to incur $7.5 million in 2005. Please tell us and revise to address when the remaining $4.2 million was or will be spent. If the $4.2 million was not spent in the fourth quarter of 2004, please revise to include these expenses as a deduction in the calculation of estimated cash available to pay dividends.

Securities and Exchange Commission
March 30, 2005

For the nine months ended September 30, 2004, the Company had spent approximately $2.3 million on integration in connection with the TXU Communications Ventures Company (“TXUCV”) acquisition and expected to spend another $4.2 million in the fourth quarter of 2004. For the year ended December 31, 2004, the Company actually spent approximately $7.0 million on integration and restructuring in connection with the TXUCV acquisition. The Company expects to incur an additional $7.5 million in 2005. The Registration Statement has been revised accordingly. Please see pages 11, 38 and 53.

9.	We note your response to comment 43. As noted previously, your definition of Bank EBITDA does not appear to be highly correlated to cash since this measure excludes certain costs that involve cash outlays. To clarify how this level of Bank EBITDA will result in sufficient cash to pay dividends under your policy, we believe that you should make certain revisions to your disclosures:

•	In order to depict the amount of cash that you believe will be available to pay dividends in the full year following the offering, revise your table on page 34 to remove any cash expenses that were added to EBITDA in arriving at your calculation of Bank EBITDA. For example, you should subtract estimated cash costs such as integration and restructuring, which would otherwise be included in Bank EBITDA pursuant to the definition, in arriving at estimated cash available to pay dividends.

•	We do not believe it is appropriate to exclude cash costs that were incurred in historical periods from your table on page 35 since this table is intended to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods. Revise your table on page 35 to:

•	remove the $5,000 adjustment for aggregate professional service fees paid to Mr. Lumpkin, Providence Equity and Spectrum Equity from your pro forma adjustments described in note 12(d); and

•	remove the retention bonuses, severance costs, and cash items attributed to the acquisition of TXUCV in your calculation of cash available to pay dividends.

The Registration Statement has been revised to reflect the Staff’s comment and our conversation with the Staff on March 8, 2005. Specifically, the Company has revised the second table on page 36 by presenting it solely as an historical calculation of EBITDA and has added text that precedes the tables to make clear that, if the dividend policy had been in effect for the historical period presented, without making any pro forma adjustments other than the proposed payment of dividends, the Company would not have been able to fund dividends according to its dividend policy from cash generated by its operations without using existing cash on its balance sheet, borrowing under its revolving credit facility and/or otherwise incurring debt. As a result, the second table does not include an adjustment to eliminate these historical cash expenses that are adjusted for as part of the calculation of Bank EBITDA in the third table on page 37. In addition, the

Securities and Exchange Commission
March 30, 2005

Company has revised the third table by presenting it as a calculation of pro forma Bank EBITDA and estimated cash available to pay dividends. Unlike the historical presentation in the second table, the third table shows the Company’s estimate of its ability to pay dividends in a way that it believes is more representative of its ability to pay dividends following the offering compared to an historical or an adjusted historical table.

The Company believes it has responded to the Staff’s comment by providing an overall presentation that maintains the integrity of the historical calculation of cash available to pay dividends and also shows the Company’s method of calculating this measure for the relevant periods on an adjusted pro forma basis.

With regard to the third table, the Company notes the following factors that its board of directors considered in adopting the dividend policy and that it believes justifies the presentation of the third table:

•	The Company’s obligation to pay the professional service fees will automatically terminate upon consummation of the offering and thus will not affect the Company’s ability to pay dividends following the offering. The Company believes this is a fair presentation because it would not consummate this offering and, at the same time, continue to pay these expenses because the obligation to pay these expenses automatically terminates upon consummation of the offering.

•	The Company has not included the expected integration and restructuring costs associated with the TXUCV acquisition as an expected cash need in the first full year following the offering. The Company believes it is appropriate to exclude these costs because none of the cash generated from its operations during the first full year following the offering will be used to pay for these expenses. Instead, at the closing of the offering, the Company will use a portion of the existing cash it has on its balance sheet to pre-fund these expenses. As noted in footnote 5 to the tables, the Company does not expect the pre-funding of these estimated expenses will change any of its expected cash plans or otherwise effect its expected working capital requirements. The Company could have, as an alternative to this approach, borrowed or raised additional amounts in the offering to fund these expenses – again, all having balance sheet rather than cash flow effects – but, instead chose to use its existing cash on the balance sheet to fund these expenses rather than incur additional borrowings or sell additional shares in the offering.

•	The Company has added back to pro forma EBITDA certain cash costs related to the TXUCV acquisition. These costs were specific to the TXUCV transaction and will not affect the Company’s ability to pay

Securities and Exchange Commission
March 30, 2005

dividends following the consummation of the offering because the Company does not expect them to recur.

Because of the above and related considerations that are disclosed in this section, the Company respectfully believes that its presentation responds to the Staff’s comment and accurately presents its ability to generate cash to pay dividends and all relevant limitations on that ability.

10.	We note that you expected to contribute $0.9 million to your pension plan in 2004. We further note that in the table of material contractual cash obligations and commitments presented on page 75 you expect to pay $6.1 million in 2005 for pension and other post retirement obligations. Please tell us exactly what the $6.1 million represents and how you considered these obligations in your determination of estimated cash available to pay dividends for the twelve months following this offering.

Since the date of the last filing, the Company has revised its estimate of expected pension and post-retirement contributions for 2005 to $4.0 million from the $6.1 million previously disclosed in Amendment No.1 to the Registration Statement. Please see pages 65 and 73. The $4.0 million estimate is comprised of $2.2 million of expected contributions to the Company’s Texas pension plans and $1.8 million of expected contributions to its other Illinois and Texas postretirement plans.

The $2.2 million estimate is based upon the Company’s forecast of 2005 Texas benefit payments as computed in its most recent actuarial studies. With respect to the Company’s Illinois pension plan, the actuarial study indicated that the plan assets will be adequate to cover estimated 2005 Illinois benefit payments and, therefore, the Company does not expect to make any contributions in 2005 for the Illinois pension plan. The $1.8 million of estimated contributions to the Company’s other postretirement plans is based upon the Company’s estimated forecast of 2005 benefit payments as computed in its most recent actuarial studies for plans covering employees in Illinois ($0.8 million) and Texas ($1.0 million).

Contributions to the Company’s pension and other postretirement plans have historically been, and will continue to be, funded by cash generated from operations. The Company’s net cash provided by operating activities for the period presented in the Registration Statement is net of pension and other postretirement contributions and, therefore, these amounts are taken into account prior to calculating Bank EBITDA.

Pro Forma Bank EBITDA Table, page 35

11.	We note your response to comment 49. We believe the table on page 35 should present pro forma EBITDA and Bank EBITDA excluding the expected impact of the offering. Please revise the table to include only those pro forma adjustments directly attributed to the acquisition of TXUCV. You should reflect cash items resulting from the offering and related transactions that would impact the amount of cash available for dividends in the table on page 36.

Securities and Exchange Commission
March 30, 2005

In response to the Staff’s comment, the tables have been revised as noted above in the response to comment 9. The third, pro forma table adjusts for both pro forma events (the TXUCV acquisition and this offering) because the Company believes that is the only fair and accurate basis to depict itself for purposes of the table for the period presented. The Company believes, in response to the Staff’s comment, that by dividing the last two tables into a purely historical table and a purely pro forma table (beginning with historical EBITDA), the third table is a more accurate presentation that will allow prospective investors to evaluate this offering.

12.	We refer to note 17 of the table presented on page 35. Please tell us in detail and revise to discuss the nature of, and your basis for, these adjustments to pro forma EBITDA.

The pro forma adjustments for Other, net presented on page 37 of the Registration Statement and outlined in note 17 reflect (a) equity earnings from the cellular partnerships described on pages 93 and 94 of the Registration Statement, (b) recognition of the minority interests of investors in East Texas Fiber Line Incorporated, (c) dividend income on certain Company investments and (d) certain miscellaneous non-operating items. Although the Company receives cash distributions from its various investments, since it does not enjoy an economic or operational controlling interest in the cellular partnerships, the Company believes it is appropriate to exclude such non-operating items from its operating cash flow and Bank EBITDA calculations.

A table has been added to note 17 on page 41 of the Registration Statement to show the allocation of Other, net between cellular partnerships, minority interests and dividend income, as well as the cash distributed from each of these investments.

Estimated Cash Available to Pay Dividends Table, page 36

13.	Revise the first line of this table to indicate that Bank EBITDA is actually pro forma Bank EBITDA, consistent with the preceding table.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 37.

14.	We note that in the original dividend policy presented in your S-1 filed on December 8, 2004, you previously included an adjustment (note 2) to deduct the amount of principal payments on amended and restated credit facilities. We note that you no longer include such an adjustment in your calculation of estimated cash available to pay dividends. Please tell us in detail why this adjustment was previously included and why you believe it is no longer required.

The Dividend Policy and Restrictions section presented in the initial Registration Statement filed on December 8, 2004, included an adjustment for expected principal amortization payments based upon the Company’s belief at that time that the amended and restated credit facilities would require the Company to make principal amortization payments in a manner consistent with its existing credit facilities. Subsequent to the

Securities and Exchange Commission
March 30, 2005

initial filing of the Registration Statement, however, the Company and the potential lenders under the amended and restated credit facilities agreed that the new term loan D facility would be non-amortizing. As such, the Registration Statement was revised to delete all adjustments for expected principal amortization payments on the amended and restated credit facilities.

Senior Notes, page 42

15.	It is not clear how much you would have been allowed to pay in dividends based on historical and pro forma results as of September 30, 2004, considering the restrictive covenants of your Senior Notes. Provide only the amount of detail necessary for the reader to understand how you would have been or will be limited by the restrictions in your senior notes. In that regard, revise to clearly explain how much you would have been able to pay in dividends based on your historical results and if you expect to be limited by these restrictions in the twelve months following your offering.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 43.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 51

Overview, page 51

16.	We note your revised disclosure in response to comment 60. However, you should provide more details on the impact on your results of operations and liquidity that will result from your reorganization to a public corporation.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 53.

Critical Accounting Policies and Use of Estimates, page 65

17.	We note your responses to comments 66 and 67 and related revised disclosures. Although it is clear that you have made material changes to your disclosures, it is still unclear why you believe these estimates and assumptions are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Revise to clearly indicate why these accounting estimates or assumptions bear the risk of change and equally important analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate or assumption has been in the past, how much the it has changed in the past, and whether the estimate or assumption is reasonably likely to change in the future.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 64-65 and 84-86.

Securities and Exchange Commission
March 30, 2005

Effect of this Offering, page 73

18.	We note that you expect to incur $1 million in incremental costs relating to your being a public company. Please clarify whether this amount relates to SEC reporting and compliance fees, or merely relates to fees relating to your listing on the New York Stock Exchange. Similarly clarify your disclosure on page 52.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 53 and 71.

Business, page 85

Legal Proceedings, page 106

19.	Disclose the court in which Mr. Hinds filed the lawsuit. In addition, please clarify whether you believe this is a material claim. If the claim is material to your business or financial condition, please revise your disclosure in the first paragraph in which you state that the Illinois Telephone Operations are not subject to any material adverse claims.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 104.

Industry Overview and Competition, page 106

20.	Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment 79, and explain the reason for that inability.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 108.

Compensation of Executive Officers, page 123

21.	Please update this section to provide compensation disclosure for 2004, the last completed fiscal year. Similarly revise your “Certain Relationships and Related Party Transactions” section, as applicable. See Items 402 and 404 of Regulation S-K. In addition, to the extent that you have not already done so, please update any other information required under Regulation S-K to be updated for 2004.

The Registration Statement has been revised to reflect the Staff’s comments. Please see updated information beginning on pages 122 and 130.

Certain Relationships and Related Party Transactions, page 131

22.	We refer to prior comment 84 as it pertains to whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

Securities and Exchange Commission
March 30, 2005

Please advise why you believe it is not necessary to disclose the company’s belief in this regard. For example, if the company is paying higher fees or rates to its related parties than it would to non-affiliates, then this would appear to be material information for potential investors.

The Company respectfully submits that the disclosure in the Certain Relationships and Related Party Transactions section complies with the requirements of Item 404 of Regulation S-K in all material respects and is otherwise a materially accurate summary of the terms of these relationships and transactions. Item 404 itself does not, and we are not aware of any position of the Staff interpreting Item 404 to, require specific disclosure of the Company’s evaluation of whether such terms are, or would have been, comparable to those available from independent third parties, other than as a result of a more general evaluation of the material accuracy of the disclosure. The Company believes that the disclosure speaks for itself, particularly because the material terms of these relationships and transactions have been disclosed, including all applicable payments made in 2004. As a result, the Company believes it has provided disclosure that permits prospective investors to evaluate these relationships and the transactions accurately and in a manner consistent with, or comparable to, other offerings.

Underwriting, page 154

23.	Confirm that the directed share program procedures that the company and CSFB intend to use have not changed since the staff previously reviewed them. See prior comment 87.

The Company and Credit Suisse First Boston confirm that the intended directed share program procedures previously provided to the Staff have not changed.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page P-1

Condensed Consolidated Statement of Operations, page P-5

24.	It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from “cost of operations.” Make similar revisions to the information presented in Selected Financial Data at page 7.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 7 and P-5.

Note 1. Selling, General and Administrative Expenses, page P-9

Securities and Exchange Commission
March 30, 2005

25.	We note your response to comment 95. We do not believe that the anticipated cost savings meets the pro forma adjustment criteria set forth in Article 11 of Regulation S-X. Please revise to delete. If you disagree, tell us in more detail why you expect this cost savings to have a continuing impact on your financial statements and to be factually supportable. Further, tell us in detail how you intend to completely eliminate all direct or indirect costs associated with these positions such that you will realize a cost savings of the entire amount previously spent for the responsibilities associated with these 70 positions.

The Company believes that the headcount savings in the pro forma adjustment to selling, general and administrative expenses meet the criteria of Article 11 of Regulation S-X.

As noted in paragraph (b)(6) of Article 11-02 of Regulation S-X, pro forma adjustments to the income statement must be (a) directly attributable to the transaction, (b) expected to have a continuing impact on the registrant and (c) factually supportable. The Company believes that each of these three conditions has been satisfied for the reasons that follow.

First, this adjustment is directly attributable to the transaction because the 70 employees were permanently eliminated effective as of the closing of the TXUCV transaction, and each terminated employee was specifically identified by name and position in the stock purchase agreement. Second, the terminations are not expected to have a continuing impact on the Company because (a) they have not affected the Company’s ability to generate revenues or provide its services and (b) none of the positions have been replaced and duplicative job responsibilities for the terminated employees were absorbed by either the Company’s Illinois staff or the remaining Texas staff. Headcount for TXUCV was approximately 628 as of March 31, 2004 and was approximately 548 as of February 28, 2005. Third, the adjustment is factually supportable because the cost savings are comprised of base salary, bonus and benefits of the terminated employees and were derived directly from the payroll records of the terminated employees. These cost savings relate to a liability recorded pursuant to EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”.

Note 7. Restricted Share Plan, page P-11

26.	We note the amendment and restatement to your restricted share plan, effective with the offering. Tell us in more detail about the significant provisions of the amended plan, and citing the relevant accounting literature, tell us your basis of accounting going forward. Also address how you considered the modification of the original plan in determining the appropriate accounting treatment. Further, please supplementally provide us with the analysis you used to determine the necessary accounting adjustments associated with this change.

Effective upon the day immediately prior to the date on which the offering is consummated, the Homebase restricted share plan, to which the Company will succeed to by operation of law, will be amended and restated to, among other things, accelerate the

Securities and Exchange Commission
March 30, 2005

vesting of the outstanding shares, eliminate the Company’s right to call shares (at a formula price) upon the happening of certain triggering events and eliminate the drag-along rights. Specifically, the material amendments to the Homebase restricted share plan include:

•	The acceleration of the vesting of all restricted shares issued pursuant to the plan by approximately eight and one-half months. For restricted shares issued in 2003, in addition to the 25% that vested on December 31, 2004, an additional 25% will vest on the day prior to the consummation of the offering. The remaining 50% of the restricted shares issued in 2003 that remain unvested will vest in three equal installments on each of December 31, 2005, 2006 and 2007. For restricted shares issued in 2004, 25% will vest on the day prior to the consummation of the offering, and the remaining 75% of the restricted shares issued in 2004 will vest in three equal installments on each of December 31, 2005, 2006 and 2007.

•	The removal of the Company call provisions since, upon consummation of the offering, former employees will be able to sell vested shares in the public market pursuant to an exemption from the registration requirements of the Securities Act, including Rule 144.

•	The removal of the drag-along provisions as they will no longer be necessary following the consummation of the offering.

Under the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” and interpretive literature, the amendments to the restricted share plan will represent a modification to the terms of the restricted shares, which will result in a new measurement date. The elimination of the Company call provisions also changes the accounting treatment of the restricted share plan from a variable plan, for which expense is recognized based upon a specified formula, to a fixed plan for which expense is recognized for the intrinsic value on the date of grant.

The pro forma adjustment for the amendment and restatement of the restricted share plan assumes that the fair value of the restricted shares on the new measurement date will equal the assumed offering price of $18 per common share. In connection with the reorganization, the 1,000,0000 restricted shares issued under the plan are expected to convert into approximately 1,297,291 shares of Class A common stock (determined in the manner described under the Certain Relationships and Related Party Transactions – Reorganization Agreement section on page 130), which is expected to result in an approximately $11.6 million stock based compensation charge computed as follows:

Securities and Exchange Commission
March 30, 2005

Number of shares outstanding	1,000,000
Anticipated conversion ratio	1.29729

Converted shares	1,297,290
Fair value per share (estimated IPO price)	$18.00

Fair value of restricted shares	$23,351,220
Basis in shares	$(58,000)

Gain in fair market value of shares	$23,293,220
Percentage vested - 50%	$11,646,610

Anticipated stock based compensation	$11,646,610

Note 8. Interest Expense, page P-11

27.	Please tell us what the $18.9 million in deferred financing costs represent, and which facilities these costs were associated with. Citing the appropriate accounting literature, please tell us how you determined the $2.1 million and $1.3 million were the only appropriate amounts to write off in connection with this transaction.

The deferred financing costs represent debt issuance costs associated with the existing credit facility and the issuance of the Company’s senior notes in connection with the TXUCV acquisition. As of September 30, 2004, the Company was carrying approximately $11.8 million and $7.1 million in deferred financing costs associated with the existing credit facility and senior notes, respectively. As of December 31, 2004, the Company was carrying approximately $11.8 million and $7.2 million in deferred financing costs associated with the existing credit facility and senior notes, respectively.

The Company calculated the amount of deferred financing costs to be written off in connection with the offering and the related transactions based on EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. EITF 96-16 requires the Company to compare the present value of the cash flows associated with the amended and restated credit facility with those associated with the existing credit facility to determine if the present value of the cash flows differ by 10 percent or more. To the extent the present values differ by 10 percent or more, the amendment and restatement must be accounted for as an extinguishment of the existing credit facility and the entering into of a new credit facility. Based upon the Company’s calculations, the present value of the cash flows differ by less than 10 percent. Accordingly, no gain or loss will be recognized based upon the proposed modifications to the Company’s existing credit facility. Instead, the Company will write-off a portion of the deferred financing costs based upon the amount of debt to be repaid or redeemed in connection with the offering and the related transactions.

The $1.3 million write-off as of September 30, 2004 ($1.1 million as of December 31, 2004), represents that portion of the deferred financing costs that are properly allocable to

Securities and Exchange Commission
March 30, 2005

the portion (approximately 9%) of the Company’s senior debt to be repaid in connection with the offering and the related transactions.

The $2.1 million write-off as of September 30, 2004 ($2.5 as of December 31, 2004), represents that portion of the deferred financing costs that are properly allocable to the portion of the Company’s senior notes to be redeemed (35%) following the consummation of the offering.

Homebase Acquisition, LLC Financial Statements for the Year Ended December 31, 2003, page F-2

Note 2. Summary of Significant Accounting Policies, page F-8

28.	Revise to include a description of your accounting policy for accounting for stock-based compensation.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-11.

Goodwill and Other Intangible Assets, page F-9

29.	We note your response to comment 101. Please note that tradenames are not evaluated for impairment at the reporting unit level. Revise to clarify and separately describe the impairment test required for tradenames as prescribed by paragraph 17 of SFAS No. 142. Also revise to further describe step two of the goodwill impairment test.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-10.

Revenue Recognition, page F-10

30.	We note your response to and reissue comment 102. Please tell us in detail how you account for revenue and the related costs of print advertising and publishing of directories. Specifically discuss the relationship between the recognition of advertising and publishing revenues and the delivery of directories.

The Company recognizes directory publishing and advertising revenues ratably over the life of the related directory, which is generally twelve months from the date the directory is delivered to customers. Although some of the Company’s directory advertisers pay 100% of the cost associated with their advertising at the time the directory is delivered, the majority of customers are billed on a monthly basis commencing in the month following delivery of the directory.

Production, printing and delivery costs are deferred until the directory is delivered to the Company’s customers, after which such costs are recognized ratably over the life of the

Securities and Exchange Commission
March 30, 2005

related directory. Administrative, sales and advertising costs are expensed in the period incurred.

Note 5. Goodwill and Other Intangible Assets, page F-13

31.	We note your response to comment 106. Please tell us what components exist, if any, within each of your operating segments. If you have identified components, for each one, tell us: 1) if discrete financial information is available; 2) if the operating results are regularly reviewed by segment management; and 3) why they have not met the criteria of a reporting unit as defined by paragraph 30 of SFAS No. 142.

The Company’s business is segmented between Telephone Operations and Other Operations. Telephone Operations include the following components: local calling services; network access services; long distance services; network services; directory services; and transport services. Other Operations include the following components: operator services; public services; business systems; market response services; and mobile services.

Discrete financial information (sales, gross margins and operating income) is available and regularly reviewed by segment management for the five components of the Company’s Other Operations segment, but not for the separate components of its Telephone Operations. The following five components of our Other Operations: operator services; public services; business systems; market response services; and mobile services, have met the criteria of a reporting unit as defined by paragraph 30 of SFAS No. 142. The separate components of our Telephone Operations have not met the criteria of a reporting unit. Accordingly, when the Company performed its impairment testing as of the end of 2004, it performed separate testing for the following reporting units: Telephone Operations; operator services; public services; business systems; market response services; and mobile services.

32.	We note your response to comment 108. Your basis for determining a 10 year estimated useful life of your customer list is still unclear. Tell us the basis for your conclusion, citing the appropriate accounting literature and specific facts and circumstances that support this determination.

In assessing the useful life of the Company’s customer lists, it followed the guidelines of paragraph 11 of SFAS No. 142 “Goodwill and Other Intangible Assets”, which defines the useful life of an intangible asset to an entity as the period over which the asset is expected to contribute, directly or indirectly, to the future cash flows of that entity. The Company also considered other pertinent factors such as the regulatory environment in which it operates, limited competition and historical customer attrition rates to conclude that the 10-year estimated useful life was reasonable.

Also, with the assistance of an independent appraiser, the Company estimated the expected run-off of its purchased customer base on the existing projected revenue versus total projected revenue. The appraiser then applied the resulting survivor percentages to

Securities and Exchange Commission
March 30, 2005

cash flow after capital charges. These calculations resulted in an estimate of cash flow from existing customers for each year of the project period and supported the Company’s use of an average 10-year estimated useful life for its Illinois customer lists.

Note 13. Restricted Share Plan, pages F-19 and F-83

33.	We note your response to comments 109 and 110. Tell us in more detail about the significant provisions of this plan, including the nature of the restrictions, and citing the relevant accounting literature please tell us your basis of accounting. Further, tell us why this plan is subject to variable accounting, and your basis for determining that no compensation should have been recorded until the actual vesting date of these shares on December 31, 2004. Also provide us with your calculations of the purchase price under the call provisions for each period presented.

From an accounting perspective, the most significant provision of the Company’s restricted share plan is a call provision that allows the Company to elect to repurchase shares held by an employee following the termination of their employment. The purchase price is based upon the lesser of fair value or a formula specified in the restricted share plan.

Based on guidance contained in EITF Issue 00-23 (which interprets accounting under APB Opinion No. 25), the existence of an employer contingent call provision at a potential price other than fair value results in the related awards/plan being accounted for as a variable plan if the contingent events are within control of the employer, which is the case with the Company’s restricted share plan. Furthermore, not only is the plan accounted for as a variable plan due to the call provision, but the awards are treated as liabilities (as opposed to equity-based awards). Under this accounting, the value of the awards as determined by the formula call provision, once positive, results in expense and a liability to the Company.

With respect to the Company’s restricted share plan, the existence of the call provision at a purchase price below fair value results in the restricted share plan being accounted for as a variable plan, with compensation expense, if any, determined based upon the formula rather than fair value. The Company will record compensation expense for vested shares if and when the formula results in a positive value per common share. As of December 31, 2004, the formula resulted in a calculated value of negative $24.97 as illustrated in the table below. As a result, no stock compensation liability or expense was recognized for the shares that vested as of that date.

Securities and Exchange Commission
March 30, 2005

Consolidated Communications
Homebase Common Stock Valuation
(Dollars in thousands except per share data)

Year ended
December 31,
2004
Income from operations	$34,983
Asset impairment	11,578
Depreciation and amortization	54,522

EBITDA	101,083
Valuation multiple	7

707,581
Current assets	99,586
Current liabilities	(56,871)
Indebtedness	(629,421)
Other long-term liabilities	(165,116)

Net Equity value	(44,241)

Less:
Preferred Shares	(182,000)
Accreted 9% dividend through end of period	(23,469)

Value available for common stock	(249,710)
Common shares outstanding (in thousands)	10,000

Estimated value per common share	$(24.97)

Note 14. Environmental Remediation Liabilities, page F-20

34.	We note your response to and reissue comment 111. Please tell us in more detail about the type of contamination and why you believe this contingency is immaterial. Describe for us the nature and extent of your exposure to future environmental remediation costs. If your potential exposure is material, provide the disclosures described in paragraph 10 of SFAS 5, SOP 96-1 and SAB Topic 5:Y in the financial statements and MD&A.

Phase II environmental investigations conducted in May 2002 indicated the presence of contamination at two of the Company’s properties located in Mattoon, Illinois. At the

Securities and Exchange Commission
March 30, 2005

first site, soil testing indicated contamination at a level below the applicable Illinois cleanup standards. Groundwater testing, however, revealed low levels of benzene and PAHs present in concentrations above the applicable Illinois cleanup standards. At the second site, soil testing indicated the existence of benzene, ethyl benzene and naphthalene in concentrations above applicable Illinois cleanup standards. Groundwater testing indicated the existence of benzene, ethyl benzene and PAH compounds in concentrations above the applicable Illinois cleanup standards. The company that conducted the Phase II investigation estimated the cleanup costs at both sites to be approximately $930,800. A copy of this report is included with this letter.

The Company does not believe that the environmental exposure at these two sites is material due to the low levels of contamination and the estimated cleanup costs of less than $1 million. In addition, the properties adjacent to these two sites are primarily state highways, parking lots, alleys and other Company properties. Finally, there are no individual or community wells in proximity to these sites and the city of Mattoon does not utilize any groundwater for public use.

Note 4. Affiliated Transactions, page F-33

35.	Disclose in Note 4 the method you use to allocate expenses incurred by McLeod USA. Refer to prior comment 116.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-42.

TXU Communications Ventures Company Financial Statements, page F-42

Note A. Summary of Significant Accounting Policies, page F-49

Revenue Recognition, page F-53

36.	We note your response to and reissue comment 119. Please tell us in detail how you account for revenue and the related costs of print advertising and publishing of directories. Specifically discuss the relationship between the recognition of advertising and publishing revenues and the delivery of directories.

Please see the Company’s response to comment 30 above.

Homebase Acquisition LLC Condensed Consolidated Financial Statements, page F-71

Note 4. Acquisition, page F-77

37.	We note your response to comment 124. Your basis for determining a 13 year estimated useful life of your customer list is still unclear. Please tell us the basis for your conclusion, citing the appropriate accounting literature and specific facts and circumstances that support this determination.

Securities and Exchange Commission
March 30, 2005

In assessing the useful life of the Company’s customer lists, it followed the guidelines of paragraph 11 of SFAS No. 142 “Goodwill and Other Intangible Assets”, which defines the useful life of an intangible asset to an entity as the period over which the asset is expected to contribute, directly or indirectly, to the future cash flows of that entity. The Company also considered other pertinent factors such as the regulatory environment in which it operates, limited competition and historical customer attrition rates to conclude that the 13 year estimated useful life was reasonable.

Also, with the assistance of an independent appraiser, the Company estimated the expected run-off of its purchased customer base on the existing projected revenue versus total projected revenue. The appraiser then applied the resulting survivor percentages to cash flow after capital charges. These calculations resulted in an estimate of cash flow from existing customers for each year of the project period and supported the Company’s use of an average 13-year estimated useful life for its Texas customer lists. The Company also considered other pertinent factors such as the regulatory environment in which it operates, limited competition and historical customer attrition rates to validate the 13-year estimated useful life as reasonable.

Exhibit 5.1, Legality Opinion

38.	It appears that this opinion relies on the assumption that the Board has duly authorized the issuance of shares sold by the company and the organizational documents. However, counsel must opine on whether the issuance itself is duly authorized and cannot assume the registrant has taken all corporate actions necessary to authorize the issuance of the shares. Please revise.

Exhibit 5.1 has been revised to reflect the Staff’s comment. Please see the blacklined version of the draft opinion of King & Spalding LLP enclosed herewith.

* * * *

     Please feel free to contact Alexander Gendzier, at (212) 556-2325, or Sterling Dorish, at (212) 827-4054, with any questions regarding the above responses.

Very truly yours,

/s/ King & Spalding LLP

King & Spalding LLP

K&S Draft 3/25/2005

[King & Spalding LLP Letterhead]

      , 2005

Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

Ladies and Gentlemen:

     We have acted as counsel to Consolidated Communications Illinois Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and sale by the Company and the sale by those selling stockholders of the Company named in the Registration Statement (the “Selling Stockholders”), of an aggregate of up to            shares (including            shares subject to an over-allotment option) of the Company’s Class A common stock, $0.01 par value per share (together with any additional shares of Class A common stock that may be issued by the Company in accordance with Rule 462(b) (as prescribed by the Commission under the Act) in connection with the offering described in the Registration Statement, the “Shares”).

     In our capacity as such counsel, we have examined (1) the Registration Statement, (2) a specimen certificate evidencing the Class A common stock, (3) the Company’s form of Amended and Restated Certificate of Incorporation (the “Charter”), (4) the Company’s form of Amended and Restated Bylaws (the “Bylaws”) and (5) the form of Reorganization Agreement, among the Company, Consolidated Communications Texas Holdings, Inc., Homebase Acquisition, LLC and the equity holders named therein (together with the Charter and Bylaws, collectively the “Organizational Documents”), the latter four of which have been filed with the Commission as exhibits to the Registration Statement.

     We have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies, and, as to certificates of public officials, we have assumed the same to be accurate and to have been given properly. We have relied, as to the matters set forth therein, on certificates and telegrams of public officials and representatives of the Company.

     Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

Consolidated Communications Illinois Holdings, Inc.
     , 2005

1.	When the Company’s Board of Directors (the “Board”) has taken all necessary corporate action to authorize and approve the Organizational Documents and the Charter has been filed with the Secretary of State of the State of Delaware, and upon payment for and delivery of the Shares to be sold by the Company (the “Company Shares”) in accordance with the applicable definitive underwriting agreement approved by the Board and upon compliance with applicable regulatory requirements, the Company Shares will be validly issued, fully paid and nonassessable.

2.	When the Board has taken all necessary corporate action to authorize and approve the Organizational Documents and the Charter has been filed with the Secretary of State of the State of Delaware, the Shares to be sold by the Selling Stockholders will be validly issued, fully paid and nonassessable.

     This opinion is limited in all respects to the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement, to the reference to our firm under the caption “Validity of Class A Common Stock” in the prospectus constituting part of the Registration Statement and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the offering described in the Registration Statement.

Very truly yours,

XIV. K

ENVIRONMENTAL STRATEGIES CORPORATION
11911 Freedom Drive · Reston, Virginia 20190 · (703) 709-6500 · Fax (703) 709-8505

May 15, 2002

PRIVILEGED AND CONFIDENTIAL

Mr. Joseph Dively
Vice President and General Manager
Illinois Consolidated Telephone Company
121 South 17th Street
Mattoon, IL 61938

Re: Illinois Consolidated Telephone Company Property Reviews

Dear Mr. Dively:

Environmental Strategies Corporation (Environmental Strategies) was requested by McLeodUSA (McLeod) to review environmental documents related to properties owned by Illinois Consolidated Telephone Company (ICTC) for the purpose of assessing known and potential environmental liabilities. ICTC is a telecommunications company that provides telephone service in Illinois. The company is a subsidiary of McLeod.

Environmental Strategies reviewed materials received from McLeod and ICTC regarding the ICTC properties. The documents included 41 Phase I environmental assessment reports, 4 Phase II investigation reports, 3 asbestos survey reports, and communications and background materials regarding underground storage tanks, spills, remediation, and general site information. Environmental Strategies also interviewed ICTC personnel, conducted a search of the Leaking Underground Storage Tanks database, and contacted the Illinois State Fire Marshal’s office. In addition, Environmental Strategies conducted Phase II environmental investigations at three ICTC sites.

This letter describes Environmental Strategies’ findings related to the company’s environmental management systems, previous investigations, and recent phase II investigation results, and the overall environmental liabilities.

Environmental Management System Overview

As the operations of the company consist of providing telecommunication services to clients, the majority of the properties hosts a single building with a network of telephone and fiber optic cables. The facilities do not contain large quantities of chemicals that could be released or cause other adverse effects, with the exception of diesel fuel from backup generators. Generally, this type of operation poses a low environmental risk.

For a company with a non-industrial focus, ICTC has an overall solid environmental management system. The company has proactive environmental practices, such as

San Jose, CA · Boxborough, MA · Pittsburgh, PA · Minneapolis, MN · Houston, TX · Cazenovia, NY ·
Durham, NC · Somerset, NJ · Denver, CO

Mr. Joseph Dively

May 15, 2002

systematically replacing its underground storage tanks with aboveground storage tanks to limit the potential for releases and replacing its banks of lead-acid batteries with gel-cell batteries to avoid the risk posed by lead-containing acid and to eliminate the regulatory reporting requirements associated with the batteries.

In general, the company complies with regulatory requirements as they apply to ICTC and takes responsibility for any environmental problem for which they are at fault. For example, in January 2002, a backup generator had a release of diesel fuel. Upon discovery, ICTC immediately retained a contractor to contain the release, cleanup the contaminated soil, and comply with environmental regulations. This work was completed within 3 weeks of the release. Environmental Strategies did not identify significant regulatory compliance issues or open cases, with the exception of the January 2002 release for ICTC and the two UST release sites Environmental Strategies investigated, which are discussed later in this letter.

File Review Activities

In 1997, McLeod conducted Phase I environmental assessments of all the ICTC properties as part of the acquisition of the company. Environmental Strategies’ review of these Phase I reports determined the properties are primarily central office telephone switch facilities and, in general, do not pose significant liabilities. A summary of the findings is enclosed (Enclosure 1). The issues identified included asbestos present in roofing materials and sulfuric acid in the backup batteries. In response to the Phase I recommendations, and as part of a proactive environmental management policy, ICTC has replaced the lead/acid batteries with gel cell batteries. Asbestos was removed at three of the facilities. Environmental Strategies determined from the facility manager, that asbestos containing buildings are generally unmanned, which reduced the potential employee exposure. In addition, ICTC employees receive asbestos awareness training. Another reoccurring issue involved underground storage tanks used to store fuel for backup generators. During the late 1980s, ICTC proactively removed the underground tanks in anticipation of stricter underground tank regulations, and replaced them with aboveground storage tanks. No soil investigations were conducted at the time of the tank removals to determine if any soil contamination had occurred. Nine Phase I reports recommended Phase II investigations for these issues.

These nine Phase I reports identified historical and potential underground storage tanks, as well as leaking underground storage tanks as a potential environmental concern. Environmental Strategies reviewed background information for the sites that previously had underground storage tanks. A letter included in the background information provided by McLeod confirmed the removal and closure of underground storage tanks at three locations. By searching Illinois Leaking Underground Storage Tank database, the Underground Storage Tanks database, and calling the State Fire Marshal’s office, Environmental Strategies confirmed the closure of the remaining tanks and all the leaking tank cases are closed.

Four Phase II environmental investigations were conducted on behalf of McLeod of ICTC properties based on the recommendations of the Phase I assessments. The investigations consisted of collecting soil and, if warranted, groundwater samples for laboratory analysis. After

Mr. Joseph Dively

May 15, 2002

reviewing the investigation reports, Environmental Strategies determined there was no concern for two of the properties. The sampling results for the other two sites indicated elevated levels of benzene at one property and tanks that were abandoned in place at another property. Environmental Strategies identified another property that posed a potential concern. This property contained trace concentrations of chlorinated solvents that appeared to be from a dry cleaner located across the street; however, only soil samples were collected and the primary migration route for these chemicals is expected to be groundwater, not soil. Environmental Strategies recommended that additional Phase II investigations be conducted at these three properties. The issues associated with the three properties that warranted Phase II investigations described below.

17th Street and Charleston Avenue. Mattoon, Illinois

A dry cleaner is located across 17th Street from this property. An environmental assessment conducted by Terracon in 1997 indicated the presence of 1,l-dichloroethene (1,l-DCE) and tetrachloroethene in soil samples collected at the property. Tetrachloroethene, commonly referred to as perchloroethylene or PCE, is a common dry cleaning solvent. The chemical 1,l-DCE is a compound formed when PCE degrades in the environment. The soil sampling analytical results were below the state cleanup standards; however, groundwater was not evaluated as part of the Terracon Phase II assessment. Although the dry cleaner would be responsible for the chlorinated solvent contamination, a potential liability exists to ICTC for legal defense costs related to a claim made regarding this contamination. Furthermore, the presence of contamination could adversely affect the value of the property. A soil and groundwater investigation was recommended to further evaluate the presence of chlorinated solvents at this property.

1721 Charleston Avenue. Mattoon. Illinois

A service station was formerly located at this property. According to a Phase II environmental investigation of the property conducted by Terracon in 1997, several underground storage tanks were abandoned in place following the closure of the service station. The Phase II report indicated that a release of petroleum had been confirmed at the property, and that concentrations of benzene and ethylbenzene were above the applicable cleanup standards (Illinois Environmental Protection Agency (EPA)Tiered Approach to Corrective Action Objectives (TACO) Soil Component of the Groundwater Exposure Route values) and the groundwater remediation objective for a potable groundwater resource (Class I). While all the tanks have been removed, Environmental Strategies did not review any records indicating notification of the release to the state. Environmental Strategies recommended a soil and groundwater investigation to determine the extent of affected soil and groundwater at the property. During the Phase II investigations Environmental Strategies was informed by ICTC personnel that the tanks may have been located under an expanded area of Lakeland Boulevard and thus, there is some uncertainty whether the tanks were ever removed.

Mr. Joseph Dively

May 15, 2002

320 Lakeland Boulevard, Mattoon, Illinois

Phase II environmental investigations conducted at this site in 1993 (Upchurch & Associates), 1994 (Fitch Fitzgerald, Inc.), and 1997 (Terracon) indicated the presence of benzene in soil and groundwater above the state cleanup standards. The Phase II reports described the source of the benzene as a leaking underground petroleum storage tank and that contamination from the leak had possibly extended offsite. From the document review, Environmental Strategies determined all of the underground tanks have been removed; however, Environmental Strategies did not review any records indicating notification of the release to the state. Environmental Strategies recommended a Phase II assessment of soil and groundwater to determine the extent of affected soil and groundwater at this property and to determine the necessity for remediation of affected subsurface materials.

Phase II Field Activities

Environmental Strategies conducted subsurface Phase II environmental investigations at the 17th Street and Charleston Avenue, 1721 Charleston Avenue, and 320 Lakeland Boulevard properties on April 25 and 26, 2002. Environmental Strategies utilized truck mounted direct push technology (i.e., Geoprobe) equipment to perform the investigations. A total of 22 soil borings were installed on the subject properties and soil and groundwater samples were collected for laboratory analysis as follows:

•	17th Street and Charleston Avenue

–	4 soil total, with 1 duplicate

–	3 groundwater

•	1721 Charleston Avenue

–	10 soil total, with 1 duplicate

–	9 groundwater

•	320 Lakeland Boulevard

–	11 soil total, with 1 duplicate

–	10 groundwater

Soil samples collected from the 1721 Charleston Avenue and the 320 Lakeland Boulevard properties were analyzed for the following petroleum constitutes: benzene, ethylbenzene, toluene, and xylenes (BTEX) and methyl tertiary butyl ether (MTBE); polycyclic aromatic hydrocarbons (PAHs); and lead. Soil samples collected from the 17th Street and Charleston Avenue property were analyzed for volatile organic carbons (VOCs), including PCE and 1,l-DCE.

Upon reaching the termination depth of each soil boring, a temporary well point was installed in each boring from which groundwater quality samples were collected on April 26, 2002. Groundwater samples collected from the 17th Street and Charleston Avenue property were

Mr. Joseph Dively

May 15, 2002

analyzed for VOCs. Groundwater samples collected from the 1721 Charleston Avenue and the 320 Lakeland Boulevard sites were analyzed for BTEX and MTBE; PAHs; and lead. Due to insufficient groundwater recharge in several well points, a complete suite of analytical parameters could not be collected from each well point. After the groundwater samples were collected from the installed temporary well points, the riser casing and well screen were removed and the asphalt was replaced. The soil and groundwater samples were shipped via overnight delivery service to STL-Chicago for analysis.

Analytical Results

The analytical results for the three ICTC properties investigated by Environmental Strategies during April 2002 are described below.

17th and Charleston Avenue

A letter describing the Phase II investigation at the 17th and Charleston Avenue facility is provided in Enclosure 2. The soil analytical results are presented in Table 1 and the groundwater results are presented in Table 2. The sample locations and Illinois state standard exceedance are shown in Figure 1.

No VOCs were detected above the applicable state standards, except the concentration of TCE in soil sample GP-1 was reported as 67 micrograms per kilogram (ug/kg). This reported concentration slightly exceeds the most stringent applicable standard of 60 ug/kg. However, the analytical laboratory qualified the reported TCE concentration in a duplicate of this same sample as probable blank contamination. Therefore, the slight TCE exceedance is considered to be an anomaly. No VOCs were detected in the groundwater samples above the applicable standards. No further investigation or remediation is recommended for this site.

1721 Charleston Avenue

A letter describing the Phase II investigation at the 1721 Charleston Avenue property is provided in Enclosure 3. The analytical soil results are presented in Table 3 and the analytical groundwater results are presented in Table 4. The sample location and Illinois state standard exceedances are shown in Figure 2.

Two VOCs (ethylbenzene and total xylenes), 16 PAHs, and total lead were detected in the soil samples (Table 2). The reported concentrations of BTEX-MTBE and PAHs do not exceed applicable standards. However, the lead concentrations in every soil sample, with the exception of GP-5, exceed the TACO lead standard. However, the concentration of lead detected is similar to background concentrations and the presence of lead in soil at this site does not pose a significant concern.

The groundwater samples collected from three locations, GP-3, GP-4, and GP-8, exceed the benzene standard of 5 micrograms per liter (ug/l). The highest benzene concentration detected was 43 ug/l in the sample from GP-4.

Mr. Joseph Dively

May 15, 2002

The reported concentrations of naphthalene, benzo(a)anthracene, and benzo(b)fluoranthene in the groundwater samples collected from GP-7 and GP-8 were above the standards 140 ug/l, 0.13 ug/l, and 0.18 ug/l respectively. In addition, the reported concentration of benzo(b)fluoranthene in the groundwater sample from GP-5 also exceeds the established standards. The highest concentration is 420 ug/l naphthalene in GP-7, which is approximately 4 time the standard concentration. No other PAH concentrations were detected above the applicable standards.

The total lead concentrations in groundwater samples collected from GP-1, GP-4, GP-5, GP-6, GP-7, GP-8, and GP-9 exceed the standard (0.0075 ug/l); however, the lead is likely related to suspended sediment in the sample and, thus, does not pose a concern.

320 Lakeland Boulevard

A letter describing the Phase II investigation at the 320 Lakeland Boulevard property is provided in Enclosure 4. The analytical soil results are presented in Table 5 and the analytical groundwater results are presented on Table 6. The sample locations and Illinois state standard exceedences are shown in Figure 3.

The concentrations of benzene detected in the following samples exceed the applicable standards of 30 ug/kg. The benzene exceedence detected in soil are: GP1-1 (37 ug/kg), GP3-1 (5,500 ug/kg), GP4-1 (1,300 ug/kg), the duplicate sample GP4-2 (3,900 ug/kg), GP5-1 (42 ug/kg), GP8-1 (1,200 ug/kg), and GP9-1 (290 ug/kg). Ethylbenzene concentrations in GP3-1 and GP8-1 and the total xylene concentration in GP3-1 were reported above applicable standards.

The naphthalene concentrations in soil samples GP3-1 (15,000 ug/kg) and GP5-1 (18,000 ug/kg) exceed applicable standards (12,000 ug/kg); however, the other PAHs detected in the collected soil samples were not reported above the applicable standards.

The total lead concentrations in every soil sample collected and analyzed from the Lakeland property exceed the applicable standard. However, the concentration of lead detected is similar to background concentrations and the presence of lead in soil at this site does not pose a significant concern.

The groundwater samples contained BTEX, MTBE, 16 PAHs, and lead concentrations. The benzene concentrations exceeded the applicable standard of 5 microgram per liter (ug/l) in the following groundwater samples: GP-3 (1,000 ug/l), GP4 (11,000 ug/l), GP-5 (65 ug/l), GP-7 (880 ug/l), GP-8 (5,100 ug/l), GP-9 (4,100 ug/l), and GP10 (220 ug/l). The ethylbenzene concentrations in groundwater samples collected from GP3 and GP-8 also exceed the applicable standard of 700 ug/l.

For the following PAH compounds, the sample concentrations exceeded the applicable standards: naphthalene in GP3, GP-5, GP-8 and GP-10; benzo(a)anthracene in GP1, GP-3, and GP-4; chrysene in GP-4; benzo(b)fluoranthene in GP-3, GP-4, GP-5, and GP-6; benzo(k)fluoranthene in GP-4; benzo(a)pyren in GP-1, GP-3, and GP-4; dibenzo(a,h)anthracene

Mr. Joseph Dively

May 15, 2002

in GP-4; and indeno(172,3-cd)pyrene in GP-3 and GP-4. The highest concentration detected is 1,700 ug/l naphthalene in GP8-1, which is approximately 10 time the standard concentration.

Total lead concentrations in GP-2, GP-3, GP-4, GP-5, GP-7, GP-8, GP-9, and GP-10 exceed the applicable standard of 0.0075 ug/l. Total lead groundwater samples were not collected from GP-1 and GP-6 during this investigation. The lead is likely related to suspended sediment in the sample and, thus, does not pose a concern.

Environmental Liability Assessment

Based on the research and Phase II investigations conducted by Environmental Strategies, the issues at the ICTC properties deemed to pose material (greater than $25,000) environmental liabilities are limited to the presence of petroleum constituents at the properties located at 1721 Charleston Avenue and 320 Lakeland Boulevard, both in Mattoon, Illinois. To assess the environmental liabilities at these properties, Environmental Strategies developed conceptual plans to complete the investigation and remediation activities warranted to comply with applicable environmental regulations, primarily the Illinois Petroleum Underground Storage Tank Regulations. Environmental Strategies then estimated the cost to implement these activities. The conceptual plans and associated cost for each site is discussed below. Environmental Strategies based these activities and costs on our experience conducting underground storage tank remediation projects. The conceptual plans assume that the sites will be used for commercial purposes in the future.

1721 Charleston Avenue

The Phase II investigation results indicate that low levels of benzene and PAHs were present in groundwater at concentrations above the Illinois cleanup standards. No chemicals were detected in soil above the cleanup standards. A reasonable approach to addressing the chemicals detected in groundwater is to contact the state, report the Phase II results, conduct additional investigation activities to delineate the outer extent of benzene and PAHs, and implement a monitoring program to demonstrate that the benzene and PAHs do not pose an unacceptable risk. The estimated cost associated with these activities is $180,500. A breakdown of these costs is presented in Table 7. These costs assume that the following activities will be conducted:

•	An in-situ groundwater investigation to determine the horizontal extent of benzene in groundwater. The estimated cost assumes that groundwater samples will be collected for analysis of BTEXs and PAHs at 10 locations onsite, west of Lakeland Boulevard, north of Charleston Avenue, and on the 1st Mid-Illinois Bank & Trust property.

•	Based on the results of the in-situ groundwater investigation, install and develop eight permanent groundwater monitoring wells onsite and offsite and collect two rounds of groundwater samples for BTEX and PAH analysis. The estimated cost assumes 2-inch inside-diameter wells installed to a depth of 15 feet below ground surface.

Mr. Joseph Dively

May 15, 2002

•	Magnetometer and ground-penetrating radar surveys to identify underground storage tanks reportedly abandoned in place. During the Phase II investigation, facility personnel reported that the tanks are now under Lakeland Avenue, as a results of the road being widened after the tanks were installed.

•	Remove any identified underground storage tanks in accordance with state and federal requirements. The estimated cost assumes the removal of two 10,000-gallon tanks, removal of 30 cubic yards of soil from the tank excavations, and the preparation of a closure report to the state.

•	Collect quarterly groundwater samples from eight onsite and offsite wells for analysis of BTEX and PAHs. The cost estimate assumes quarterly sampling for a period of one year with the submission of quarterly reports to the IEPA.

•	At the conclusion of the groundwater monitoring program, all wells will be abandoned in accordance with applicable state and local requirements.

320 Lakeland Boulevard

The Phase II investigation results indicate that BTEX and PAHs are present in soil and groundwater at concentrations above the Illinois cleanup standards. Environmental Strategies’ conceptual plans for addressing this property to contact the state, report the Phase II results, conduct additional investigation activities to delineate the outer extent of petroleum constituents in soil and groundwater, and implement a remediation program. The remediation program will consist of excavating soil and implementing a bioremediation system to degrade contaminants in groundwater. The estimated cost associated with these activities is $750,300. A breakdown of these costs is presented in Table 8. These costs assume that the following activities will be conducted:

Pre-design Activities

•	An in-situ groundwater investigation to determine the horizontal extent of BTEX in soil. The cost estimate assumes that 15 borings installed to a depth of 15 feet bgs and one soil sample from each boring will be collected from each boring for analysis of BTEX. The additional soil data will be used to determine the extent of soils requiring remediation.

•	An in-situ groundwater investigation to determine the horizontal extent of BTEX and PAHs in groundwater. The cost estimate assumes that groundwater samples will be collected from 15 locations onsite, west of Lakeland Boulevard, and south of Lafayette Avenue.

Mr. Joseph Dively

May 15, 2002

Proposed Remedial Activities

•	Excavate petroleum-affected soil for offsite disposal in accordance with state and federal requirements. The cost estimate assumes excavation of an area west of the building that measures approximately 40 feet by 20 feet, and a second area in the south central portion of the site that measures approximately 50 feet by 25 feet. The excavations will extend down to groundwater, which is approximately 10 feet below grade. In addition, the cost estimate assumes that the soil will be disposed of as non-hazardous waste.

•	Based on the results of the in-situ groundwater investigation, install and develop 10 permanent groundwater monitoring wells onsite and offsite. The cost estimate assumes 2-inch inside-diameter wells installed to a depth of 15 feet below ground surface.

•	Treat the groundwater to levels below the Illinois cleanup criteria using bioremediation.

•	Collect quarterly groundwater samples from 10 onsite and offsite wells for analysis of BTEX and PAHs to monitor the effectiveness of the bioremediation treatments. The cost estimate assumes quarterly sampling for a period of 6 years with the submission of quarterly reports to the IEPA.

•	Abandon all wells in accordance with applicable state and local requirements at the conclusion of the groundwater monitoring program. The cost estimate assumes that the wells will be abandoned by overdrilling the well casings and backfilling the borings with grout.

Summary

With the exception of the two underground storage tank sites located in Mattoon, Environmental Strategies did not identify any significant environmental liability issues associated with the ICTC properties. The estimated environmental liability associated with the two Mattoon sites is $930,800 ($180,500 for the 1721 Charleston Avenue property and $750,300 for the 320 Lakeland Boulevard property).

Mr. Joseph Dively

May 15, 2002

Please do not hesitate to contact us if you have any questions or comments regarding Environmental Strategies’ assessments of ICTC.

Sincerely yours,

John A. Simon
Executive Vice President

JAS:ack: keh

Enclosure

Table 8

Cost Estimate for Additional Investigation and Remediation Activities
320 Lakeland Avenue
Mattoon, Illinois (a)

Description	Estimated Cost
Consultant Labor	$215,000	(b)
Consultant Expenses	$88,700
Subcontractor Costs
Laboratory	$117,600	(c)
Driller	$33,000
Excavation Subcontractor	$92,000
Groundwater Remediation	$150,000
Street Paving and Utility Repairs	$50,000
Surveyor	$4,000
Estimated Total Cost:	$750,300

a/	Costs reflect remediation of onsite soil and groundwater only.

b/	Labor includes preparing quarterly progress reports for 6 years, a soil excavation report, and a well abandonment report.

c/	Laboratory costs include quarterly groundwater sampling for 6 years.

Table 7

Cost Estimate for Additional Investigation and Monitoring Activities
1721 Charleston Avenue and Corner of 17th Street
Mattoon, Illinois

Description	Estimated Cost
Consultant Labor	$72,000
Consultant Expenses	$29,500
Subcontractor Costs
Laboratory	$18,000
Driller	$25,000
Surveyor	$5,000
Tank Removal Contractor	$26,000
Magnetometer and GPR Surveys	$5,000
Estimated Total Cost:	$180,500

a/	Costs reflect remediation of onsite soil and groundwater only.

b/	Labor includes preparing quarterly progress reports for 6 years, a soil excavation report, and a well abandonment report.

c/	Laboratory costs include quarterly groundwater sampling for 6 years.